Exhibit 99.1
Flamel Technologies Announces Profitable First Quarter Results;
Increased Cash Levels
LYON, France — May 11, 2009 — Flamel Technologies (Nasdaq: FLML) today announced its financial results for the first quarter of 2009. First quarter highlights included:
•	Payment by Merck Serono of a €5 million upfront fee following exercise of option to license Medusa technology for development of an improved formulation of an already marketed therapeutic protein in Merck Serono’s portfolio;

•	Achievement and recognition of $4 million milestone from GlaxoSmithKline (GSK), payable in the second quarter;

•	11% growth in revenues;

•	Increased cash with no debt; and

•	Earnings of $1.2 million.
For the first quarter 2009, Flamel reported total revenues of $12.1 million versus $10.9 million in the year-ago period. License and research revenues during the quarter were $7.1 million and included a $4 million milestone from GSK; license and research revenues during the year-ago quarter were $3.5 million and included a €500,000 ($0.75 million) milestone from Merck Serono. Product sales and services, pursuant to the Company’s supply contract with GlaxoSmithKline declined in the first quarter to $2.4 million from $4.7 million in the year-ago quarter. Other revenues in the quarter were $2.5 million, as compared to $2.6 million in the year-ago quarter.
Operational expenses in the first quarter 2009 declined 22% from $15.8 million in the year-ago quarter to $12.4 million. Costs of goods and services sold were $2.1 million, as compared to $2.4 million in the first quarter of 2008. Costs and expenses of Flamel’s research and development were $7.4 million, compared to $9.3 million in the first quarter of 2008. SG&A expenses during the quarter declined from $4.1 million in 2008 to $2.9 million in the first quarter 2009.
Net income for the first quarter 2009 was $1.2 million as compared to a net loss of ($3.7) million in the first quarter of 2008. Net income per share (basic) for the first quarter of 2009 was $0.05, compared to a net loss per share (basic) in the year-ago period of ($0.15). Net income per share (diluted) for the first quarter of 2009 was $0.05. Cash and marketable securities at the end of the first quarter totaled $39.1 million and did not include receipt of the $4 million milestone from GSK. Cash and marketable securities as of December 31, 2008 were $37.1 million.
Stephen H. Willard, Flamel’s Chief Executive Officer, stated, “During the first quarter, we made continued progress in expanding our partnership model. We are beginning to enjoy the fruits of work that we have undertaken over the past few years, such as with the announced license agreement with Merck Serono. There are numerous additional feasibility studies that could serve as potential catalysts for further license agreements. The strength of our technology and the success of our scientists in creating value for our partners are driving this process, which we believe may accelerate in the remainder of this year. Our financial strength is an especially important asset to us as we negotiate these potential license agreements and as we work to develop new feasibility studies to fuel our future growth.”
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins.
A conference call to discuss earnings is scheduled for 8:30 AM EDT May 11, 2009. To participate in the conference call, investors in the US and Canada are invited to dial 1-800-860-2442. International callers are invited to call 1-412-858-4600. The Conference ID number is: 430430. The webcast of the conference call will be available on the Company’s website: www.flamel.com.
Contact:
Charles Marlio, Director of Strategic Planning and Investor Relations
FRANCE:           + 33 (0) 4 7278-3434
Fax:                + 33 (0) 4 7278-3435
Marlio@flamel.com
This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms. All statements that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “believe,” “expect,” “estimate,” “plan,” will,” and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control, that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2007. All forward-looking statements included in this release are based on information available at the time of the release. We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.
Schedule Attached

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of dollars except share data)

	Three months ended March 31,
	2008	2009
Revenue:
License and research revenue	$3,544	$7,089
Product sales and services	4,722	2,422
Other revenues	2,599	2,543

Total revenue	10,865	12,054

Costs and expenses:
Cost of goods and services sold	(2,409)	(2,050)
Research and development	(9,277)	(7,385)
Selling, general and administrative	(4,074)	(2,946)

Total	(15,760)	(12,381)

Profit (loss) from operations	(4,895)	(327)

Interest income net	381	118
Foreign exchange gain (loss)	(113)	(74)
Other income (loss)	31	7

Income (loss) before income taxes	(4,596)	(276)
Income tax benefit (expense)	900	1,466

Net income (loss)	$(3,696)	$1,190

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.15)	$0.05
Diluted earnings (loss) per share	$(0.15)	$0.05

Weighted average number of shares outstanding (in thousands):

Basic	24,056	24,205
Diluted	24,056	24,372